                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---

                             Computone Corporation
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                                (Name of Issuer)

                                  Common Stock
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                        (Title of Class of Securities)

                                   20562D 208
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                                (CUSIP Number)

                           John R. Thornburgh, Esq.,
                     3340 Peachtree Road, N.E., Suite 1200,
                               Atlanta, GA 30326
                                 (404) 261-0500
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 3, 2001
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           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  20562D 208                  13D      PAGE          OF         PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Darrin S. Sherrill
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]
          Not Applicable
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  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    662,383
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   662,383
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          662,383
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.69%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

                              SEC SCHEDULE 13D/A
                               JANUARY 11, 2002


ITEM 5
INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Amendment, Mr. Sherrill owns 662,383 shares of Common Stock of the Issuer;

         (b) Mr. Sherrill has sole voting power as to all shares of Common Stock owned by Mr. Sherrill as indicated in paragraph (a) above;

         (c) On or about December 3, 2001, Mr. Sherrill sold 136,767 shares of Common Stock of the Issuer at a sale price of $.6088 per share. Said sale transaction was effected by Credit Suisse First Boston pursuant to Rule 144 promulgated under the Securities Act of 1933;

         (d)      Not applicable;

         (e) Upon the completion of the sale transaction referenced above, Mr. Sherrill owned less than 5% of the outstanding common stock of the Issuer and is no longer obligated to file reports pursuant to Rule 13(d).


11 January 2002
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Date


/s/ Darrin S. Sherrill
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Signature


Darrin S. Sherrill
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Name/Title